UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 25, 2017

Tyson Foods, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-14704	71-0225165
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 West Don Tyson Parkway Springdale, AR 72762-6999
(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (479) 290-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.    Regulation FD Disclosure.
On April 25, 2017, Tyson Foods, Inc., a Delaware corporation (“Tyson”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DVB Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Tyson and AdvancePierre Foods Holdings, Inc., a Delaware corporation (“APFH”). On April 25, 2017, Tyson and APFH issued a joint press release announcing the execution of the Merger Agreement, which is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein. On April 25, 2017 Tyson issued an investor presentation entitled “Acquisition of AdvancePierre,” which is attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated by reference herein.
Pursuant to General Instruction B.2. to Form 8-K, the information set forth in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Item 8.01.    Other Events.

On April 25, 2017, Tyson Foods, Inc. entered into the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Tyson will cause Merger Sub to commence a cash tender offer (the “Offer”) within 10 business days following the date of the Merger Agreement to acquire all of APFH’s outstanding shares of common stock, par value $0.01 per share, for $40.25 per share, net to the seller in cash, without interest, subject to any required withholding of taxes. The Offer will remain open for a minimum of 20 business days from the date of commencement.

The Merger Agreement further provides that, upon the terms and subject to the conditions thereof, following completion of the Offer, Merger Sub will be merged with and into APFH, with APFH surviving the merger as a wholly owned subsidiary of Tyson (the “Merger”).

The consummation of the Offer and the Merger are subject to customary regulatory approvals and closing conditions and is expected to occur in the second calendar quarter of 2017. The consummation of the Offer is not subject to any financing condition.

On April 25, 2017, concurrently with the execution of the Merger Agreement, Tyson and Merger Sub entered into a tender and support agreement (the “Tender and Support Agreement”) with OCM Principal Opportunities Fund IV Delaware, L.P. and OCM APFH Holdings, LLC (each, a “Stockholder” and collectively, the “Stockholders”) pursuant to which, among other things and subject to the terms and conditions therein, the Stockholders have agreed to, among other things, tender or cause to be tendered in the Offer, all of the shares of APFH stock beneficially owned by them on the terms and subject to the conditions set forth therein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, including statements regarding the expected consummation of the acquisition, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition (such as regulatory approval for the transaction and the tender of at least a majority of the outstanding shares of capital stock of AdvancePierre Foods); the possibility that the transaction will not be completed; the impact of general economic, industry, market or political conditions; risks related to the ultimate outcome and results of integrating the operations of Tyson and AdvancePierre Foods; the ultimate outcome of Tyson’s operating strategy applied to AdvancePierre Foods and the ultimate ability to realize synergies; the effects of the business combination on Tyson and AdvancePierre Foods, including on the combined company’s future financial condition, operating results, strategy and plans; and other risks and uncertainties, including those identified in AdvancePierre Foods’ periodic filings, including AdvancePierre Foods’ Annual Report on Form 10-K for the year ended December 31, 2016 and AdvancePierre Foods’ Registration Statement on Form S-1 filed with the U.S. Securities Exchange Commission (“SEC”) on April 5, 2017 and any subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed with the SEC by Tyson and the Solicitation/Recommendation statement on Schedule 14D-9 to be filed by AdvancePierre Foods. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions (or the negative of such terms) are intended to identify forward-looking statements. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date of this communication, and neither Tyson nor AdvancePierre Foods undertakes any obligation to update any forward-looking statement except as required by law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that will be filed with the SEC. The solicitation and offer to buy AdvancePierre Foods stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Tyson and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter AdvancePierre Foods will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ADVANCEPIERRE FOODS STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ADVANCEPIERRE FOODS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of AdvancePierre Foods stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC's website at www.sec.gov. Copies of the documents filed with the SEC by Tyson will be available free of charge on Tyson’s internet website at http://www.tyson.com or by contacting Jon Kathol at Tyson’s Investor Relations Department at (479) 290-4235 or by email at jon.kathol@tyson.com. Copies of the documents filed with the SEC by AdvancePierre Foods will be available free of charge on AdvancePierre Foods’ internet website at http://www.advancepierre.com or by contacting John Morgan at AdvancePierre Foods’ Investor Relations Department at (513) 372-9338 or by email at ir@advancepierre.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AdvancePierre Foods files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AdvancePierre Foods at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AdvancePierre Foods’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Item 9.01.    Financial Statements and Exhibits.

Exhibit Number	Description
99.1	Joint Press Release of Tyson Foods, Inc. and AdvancePierre Foods Holdings, Inc. dated April 25, 2017
99.2	Investor Presentation of Tyson Foods, Inc., entitled “Acquisition of AdvancePierre” dated April 25, 2017

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TYSON FOODS, INC.
Date:	April 25, 2017	By:	/s/ R. Read Hudson
			Name:	R. Read Hudson
			Title:	Vice President, Associate General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Joint Press Release of Tyson Foods, Inc. and AdvancePierre Foods Holdings, Inc. dated April 25, 2017
99.2	Investor Presentation of Tyson Foods, Inc., entitled “Acquisition of AdvancePierre” dated April 25, 2017